Exhibit 99.8

Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated February 6, 2013 relating to the consolidated financial statements of ARC Resources Ltd. and the effectiveness of ARC Resources Ltd.'s internal control over financial reporting appearing in this Annual Report on Form 40-F of ARC Resources Ltd. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants
Calgary, Canada

March 27, 2013